

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 17, 2022

Felicia DellaFortuna
Chief Financial Officer
BuzzFeed, Inc.
111 East 18th Street
New York, NY 10003

> **Re: BuzzFeed, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 30, 2022**
> **File No. 001-39877**

Dear Ms. DellaFortuna:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology